As filed with the Securities and Exchange Commission on December 1, 2005

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MGI PHARMA, INC.

(Exact name of registrant as specified in its charter)

Minnesota	41-1364647
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437

(952) 346-4700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Leon O. Moulder, Jr.

President and Chief Executive Officer

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437

(952) 346-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy S. Hearn, Esq.

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402

(612) 340-2600

Facsimile: (612) 340-2868

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share (2)	Proposed maximum aggregate offering price (2)	Amount of registration fee
Common Stock, $0.01 par value(3)	271,506 shares	$20.44	$5,549,583	$594

(1)	This amount represents shares to be offered by the selling shareholders from time to time after the effective date of this Registration Statement. In addition to the shares set forth in this table, the number of shares to be registered includes an indeterminable number of shares as may become issuable as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416 of the Securities Act of 1933, as amended.

(2)	Estimated pursuant to Rule 457(h)(1) and (c) under the Securities Act of 1933 solely for purposes of calculating the amount of the registration fee, based on the average of the high and low prices per share of MGI PHARMA, INC. common stock on November 29, 2005, as reported on the Nasdaq National Market.

(3)	Includes corresponding rights to acquire shares of Series A Junior Participating Preferred Stock, par value $.10 per share, pursuant to the Rights Agreement, dated as of July 14, 1998, between MGI PHARMA, INC. and Wells Fargo Bank, N.A. (formerly Norwest Bank, Minnesota, N.A.), as amended March 14, 2000, for which no separate fee is payable pursuant to Rule 457(i).

271,506 Shares

MGI PHARMA, INC.

Common Stock

271,506 shares of the common stock, $0.01 par value, of MGI PHARMA, Inc. are being offered by this prospectus. The shares will be sold from time to time by the selling shareholders named in this prospectus. The shares are issuable upon the exercise by the selling shareholders of outstanding warrants to purchase our common stock. We will not receive any of the proceeds from the sales.

The selling shareholders, or their pledgees, donees, transferees or other successors-in-interest may offer and sell the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions. Such sales may be made through public or private transactions at prices relating to prevailing market prices or at privately negotiated prices.

Our common stock is traded on the Nasdaq National Market under the symbol “MOGN.” On November 29, 2005, the last sale price of our common stock as reported on the Nasdaq National Market was $20.06 per share.

This investment involves risk. See “ Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is December 1, 2005.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

i

SUMMARY

Business of MGI PHARMA

MGI PHARMA, INC., “we”, “MGI”, or the “Company”, is an oncology and acute care focused biopharmaceutical company that discovers, acquires, develops and commercializes proprietary pharmaceutical products that address the unmet needs of patients. It is our goal to become a leader in oncology and acute care through application of our core competencies of discovery, product acquisition, development and commercialization, which we apply toward our portfolio of oncology and acute care products and product candidates. We acquire intellectual property or product rights from others after they have completed the basic research to discover the compounds that will become our product candidates or marketed products.

We currently market several cancer-related pharmaceutical products in the United States using our 112-person oncology-focused sales organization, and we are in the process of developing additional product candidates. We focus our sales efforts solely within the United States, where we have retained product rights to our currently marketed products and product candidates under development. We have created alliances with other pharmaceutical or biotechnology companies for the sale and marketing of our products in other countries.

Recent Developments

On October 3, 2005, MGI closed its acquisition of Guilford Pharmaceuticals Inc. (“Guilford”), a biopharmaceutical company engaged in the research, development and commercialization of drugs that target the acute care market. Under the terms of the acquisition, which was approved by Guilford’s shareholders, all shares of Guilford were exchanged for 5.3 million shares of MGI stock plus $53.9 million in cash, which represents $3.75 per Guilford share, based on MGI’s average closing common stock price for the five days ended on September 27, 2005, or total consideration of $179.6 million. As part of this transaction, Dean Mitchell, formerly the president and chief executive officer of Guilford, joined the MGI Board of Directors. In addition, MGI extinguished an approximate $60 million obligation related to a revenue interest agreement between Guilford and Paul Royalty Fund. On October 20, 2005, MGI commenced an offer to repurchase Guilford’s convertible debt, which totaled $69.4 million as of June 30, 2005. MGI’s obligation to provide Guilford with bridge financing in the event that the acquisition closed after October 1, 2005 has terminated.

We believe we have a robust portfolio of oncology and acute care related product candidates. Our current product candidates are predominately in advanced stages of development and are intended to have diverse roles in treating cancer patients or cancer related conditions and acute care needs. Our portfolio includes therapeutic and supportive care product candidates. The Guilford acquisition enhances MGI’s late-stage acute care development pipeline by adding Aquavan® Injection, a complementary product to Aloxi® injection for PONV, and adds Gliadel® Wafer to our franchise of marketed oncology and acute care products. A brief description of the Guilford products and product candidates follows.

Gliadel® Wafer

Gliadel (polifeprosan 20 with carmustine implant) Wafer is a biodegradable wafer containing the chemotherapy agent carmustine, or BCNU, approved for the treatment of high-grade malignant gliomas as an adjunct to surgery and radiation. We expect that Gliadel Wafer will be complementary with our existing oncology franchise.

Aquavan® Injection

Aquavan (fospropofol disodium) injection is a product candidate for procedural sedation that may offer the benefits of rapid onset and recovery. A randomized, dose-ranging study designed to evaluate four doses of Aquavan injection in patients undergoing colonoscopy is ongoing in order to optimize its pharmacological profile. Following completion of this dosing study, we plan to evaluate Aquavan injection in a pivotal program to support a New Drug Application filing with the Food and Drug Administration (“FDA”). The Aquavan injection pivotal program is planned to begin in early 2006.

NAALADase Inhibitors

N-Acetylated-Alpha-Linked-Acid-Dipeptidase (“NAALADase”) is a membrane-bound enzyme found principally in the central and peripheral nervous systems that is believed to play a role in modulating the release of glutamate, one of the brain’s most common chemical messengers. During conditions of acute injury or chronic disease, there is a large increase in glutamate release that causes a cascade of biochemical events, ultimately leading to cell injury and death. We are currently pursuing applications for NAALADase inhibitors in the area of chemotherapy-induced neuropathy in preclinical studies.

PARP Inhibitors

Poly (ADP-Ribose) polymerase (“PARP”) is a nuclear enzyme involved in repairing DNA or damage, mediating cell death and regulating immune response. PARP activation occurs when cells are damaged in instances such as during chemotherapy and cancer radiation therapy. Targeting PARP may prevent tumor cells from repairing DNA themselves and developing drug resistance, which may make them more sensitive to cancer therapies. We are focused on evaluating PARP inhibition as a chemotherapy and radiation therapy sensitizer in a preclinical program.

Office Location

Our principal executive offices are located at 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437, and our telephone number is (952) 346-4700.

Corporate Information

We were incorporated under the name Molecular Genetics, Inc. in Minnesota in November 1979. We have obtained registration of the Salagen trademark in the United States and certain foreign jurisdictions. In addition, we have been assigned the Hexalen, Saforis, Gliadel and Aquavan trademarks in the United States and certain foreign jurisdictions, we use the Dacogen trademark under a license with SuperGen, we use the federally registered Didronel trademark under a license with Procter & Gamble, and we use the Aloxi trademark under a license with Helsinn Healthcare SA. We use the Kadian trademark under a license with Alpharma. This prospectus also includes trade names and marks of other companies.

The Offering

Issuer	MGI PHARMA, INC., a Minnesota corporation.

Selling Shareholders	All of the shares of common stock are being offered by selling shareholders named herein.

Securities Covered by this Prospectus	271,506 shares of common stock issuable upon exercise of common stock warrants.

Plan of Distribution	The selling shareholders may offer and sell shares of common stock from time to time on the Nasdaq National Market or otherwise, directly to purchasers or through underwriters, broker-dealers or agents.

Use of Proceeds	We will not receive any of the proceeds of sales by the selling shareholders of any of the securities covered by this prospectus.

Trading	Our common stock is quoted on the Nasdaq National Market under the symbol “MOGN.”

RISK FACTORS

An investment in our securities is speculative and involves a high degree of risk. You should carefully consider each of the following risks and all of the other information set forth in this prospectus, as well as the information in our other Securities and Exchange Commission (“SEC”) filings incorporated by reference in this prospectus, before deciding to invest in shares of our common stock. Additional risks not presently known to us or that we currently believe to be immaterial may also adversely affect our business. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business

Sales of Aloxi injection account for a significant portion of our product revenues. Our business is dependent on the commercial success of Aloxi injection. If any factor adversely affects sales of Aloxi injection, we may be unable to continue our operations as planned.

Aloxi injection sales represented 93 percent and 83 percent of our total product sales and 92 and 81 percent of our total revenue for the nine months ended September 30, 2005 and year ended December 31, 2004, respectively. Any factor adversely affecting sales of Aloxi injection could cause our product revenues to decrease and our stock price to decline significantly.

The success of our business is dependent on the continued successful commercialization of Aloxi injection. Aloxi injection is relatively new to the market and its long-term acceptance by the oncology community will depend largely on our ability to demonstrate the efficacy and safety of Aloxi injection as an alternative to other therapies. We cannot be certain that Aloxi injection will provide benefits considered adequate by providers of oncology services or that enough providers will use the product to ensure its continued commercial success.

The FDA subjects an approved product and its manufacturer to continual regulatory review. After approval and use in an increasing number of patients, the discovery of previously unknown problems with a product, such as unacceptable toxicities or side effects, may result in restrictions or sanctions on the product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market. Further, we must continually submit any labeling, advertising and promotional material to the FDA for review. There is risk that the FDA will prohibit use of the marketing material in the form we desire.

Unfavorable outcomes resulting from factors such as those identified above could limit sales of Aloxi injection or cause sales of Aloxi injection to decline. In those circumstances, our stock price would decline and we may have to find additional sources of funding or scale back or cease operations.

We have a history of net losses. If we do not have net income in the future, we may be unable to continue our operations.

We expect to incur significant expenses over the next several years as we devote substantial resources to (1) support of the development efforts of Aloxi products through milestone payments to Helsinn, (2) the continued development of other product candidates, including Aquavan injection, ZYC101a, Saforis oral suspension, Dacogen injection and irofulven, (3) continued commercialization of Aloxi injection and our other marketed products and (4) acquire additional product candidates or companies. Therefore, we may not reliably generate net income unless we are able to increase sales of Aloxi injection or other products compared to our current sales, and we may be unable to fund development of our product candidates or to continue our business operations as planned.

In addition to Aloxi, to a more limited extent we will also depend on maintaining or increasing revenues from Gliadel wafer, the failure of which would have an adverse effect on our ability to accomplish our business objectives.

Prior to February 2003, the FDA had only approved the marketing of Gliadel in the United States for patients who had a brain tumor surgically removed and had recurrent forms of a type of brain cancer called glioblastoma multiforme (“GBM”), affecting approximately 3,000 to 4,000 patients annually. In February 2003, the FDA granted approval to also market Gliadel for patients undergoing initial surgery, also known as first line therapy, in the United States for malignant glioma in conjunction with surgery and radiation. We estimate that the total number of such patients in the United States to be between 7,000 and 9,000 per year.

Our ability to increase sales of Gliadel will depend upon achieving greater market penetration among GBP patients and successful marketing of Gliadel for first line therapy. Even if we increase our sales and marketing efforts, such increases may not result in increased sales of Gliadel. If Gliadel fails to gain broader market acceptance among GBP patients or as first line therapy, the revenues we receive from sales of Gliadel would be unlikely to increase.

Sales of our Salagen Tablets (pilocarpine hydrochloride) in the United States are likely to continue to decline in subsequent periods because generic pilocarpine hydrochloride tablets were introduced into the United States in November 2004.

Beginning in November 2004, generic 5 milligram pilocarpine hydrochloride tablets entered the United States markets where Salagen Tablets (pilocarpine hydrochloride) compete. Sales of Salagen Tablets declined significantly so far in 2005 from our 2004 sales of $29.3 million in the United States. Salagen Tablets net sales revenue was $8.7 million and $21.5 million for the first nine months of 2005 and 2004, respectively.

Our operating results may fluctuate significantly, which may adversely affect our stock price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

•	the acceptance of, and demand for, Aloxi injection;

•	changing demand for our other products, including Gliadel® Wafer;

•	third parties introducing competing products;

•	announcements regarding the results of events relating to or results of the clinical trials for our products or product candidates;

•	the pace and breadth of our development programs;

•	expenditures we incur to identify, acquire, license, develop or promote additional products;

•	expenditures we incur and assume in business acquisitions;

•	availability of product supply from third-party manufacturers;

•	changes in sales and marketing expenditures; and

•	the timing of licensing and royalty revenues.

For the first nine months of 2005, we reported net income of $37.2 million. We expect an operating loss from continuing operations for 2005 of approximately $124 to $130 million including an estimated $157 million of acquired in-process research and development expense related to the Guilford acquisition. For the year ended December 31, 2004, we reported a net loss of $85.7 million inclusive of $83.1 million of acquired in-process research and development expense related to acquisitions, compared to net losses of $61.9 million and $36.1 million for each of the years ended December 31, 2003 and December 31, 2002, respectively. Variations in the timing of our future revenues and expenses could cause significant fluctuations in our operating results from period to period and may result in unanticipated earnings shortfalls or losses.

Our effective tax rate, if any, may vary significantly from period to period, especially within the first few years of becoming profitable. Increases in our effective tax rate would have a negative effect on our results of operations.

We have had no or minimal provision for income tax expense for a number of years due to a history of incurring significant losses. Our ability to achieve profitable operations is dependent upon our continued successful commercialization of Aloxi injection, and therefore we continue to maintain a valuation allowance against our deferred tax assets. If and when it is judged to be more-likely-than-not that we will be able to utilize our deferred tax assets, the valuation allowance will be reduced and a tax benefit will be recorded. These deferred tax assets include the net operating loss carryforwards and research and development credit carryforwards acquired in the Guilford, Aesgen and Zycos transactions all of which are subject to ownership change limitations and may also be subject to various other limitations on the amounts utilized. For subsequent tax periods, our tax provision will likely approximate normal statutory tax rates. A transition to an effective tax rate that approximates statutory tax rates could result in an increase in our effective tax rate from less than 5 percent to approximately 35 percent. An increase of this magnitude would result in a significant reduction in our net income and earnings per share beginning with the quarter of implementation.

Even if we begin reporting an effective tax rate that approximates statutory tax rates, various factors may continue to have favorable or unfavorable effects on our effective tax rate. These factors include, but are not limited to, changes in overall levels of income before taxes, interpretations of existing tax laws, changes in tax laws and rates, future levels of research and development spending, future levels of capital expenditures, and changes in the mix of activity in the various tax jurisdictions in which we operate. An increase in our effective tax rate would reduce our net income and earnings per share.

Clinical trials are complex and unpredictable and may be difficult to complete or produce unexpected results that could delay or prevent our ability to commercialize our product candidates.

Before obtaining regulatory approvals for the commercial sale of any product under development, including Dacogen injection, Aquavan injection, Saforis oral suspension, ZYC101a, irofulven and ZYC300, we, or our strategic collaborators, must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. We depend on collaboration with Helsinn Healthcare SA, SuperGen, Inc., medical institutions and laboratories to conduct our clinical and preclinical testing in compliance with good clinical and laboratory practices as required by the FDA. We, or our strategic collaborators, may depend on contract research organizations to manage a substantial portion of the medical institutions utilized to conduct clinical testing. The results from preclinical animal studies and human clinical trials may not be predictive of the results that will be obtained in large-scale testing. Some of the results reported from clinical trials are interim results and may not be predictive of future results, including final results from such trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. If we, or our strategic collaborators, fail to adequately demonstrate the safety and efficacy of a product candidate, the FDA would not provide regulatory approval of the product. The appearance of unacceptable toxicities or side effects during clinical trials could interrupt, limit, delay or abort the development of a product. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of clinical protocol requirements;

•	the diversion of patients to other trials or marketed therapies;

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the trial.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned. Any failure to meet expectations related to our product candidates could adversely affect our stock price.

Because our product candidates such as Dacogen injection, Aquavan injection, Saforis oral suspension, ZYC101a, ZYC300 and irofulven may have alternative development paths and we have limited resources, our focus on a particular development path for these product candidates may result in our failure to capitalize on more profitable areas and may not result in viable products.

We have limited financial and product development resources. This requires us to focus on product candidates in specific areas and forego opportunities with regard to other product candidates or development paths. For example, one of our product candidates, irofulven, is in clinical and preclinical trials for a number of indications. We expect that a portion of our product development efforts over the next several years will be devoted to further development of irofulven, including its application to the treatment of cancers or sub-populations of certain types of cancers with limited therapeutic options such as refractory cancers, for which we believe irofulven could most quickly be developed and approved for marketing. We are also investigating the efficacy of irofulven in combination with other cancer therapies. While some of these trials have indicated some effectiveness in relation to the target medical conditions, additional clinical trials must be conducted before product registration may be requested. Alternative examples of resource trade offs also exist for our other product candidates.

In addition, the uncertainty of the development path for a particular product candidate makes it difficult to ascertain the capital resources that will be required. For example, our product candidate Aquavan is expected to begin Phase 3 clinical trials in early 2006, and we cannot be certain of the number of procedural sedation settings that the FDA will require us to test in order to receive approval to market the drug for a broad range of brief diagnostic or therapeutic procedures. The results of these determinations can cause our capital requirements to vary considerably.

Timely regulatory approval(s) to market Aquavan, without the requirement for monitored anesthesia care, will directly affect whether we achieve our financial goals.

It is essential to the success of our new business strategy that we receive approval from the FDA to market Aquavan so that we may launch our sales of the product. If this approval is significantly delayed, we may not achieve our financial goals, which include goals related to revenues, total expenses, losses and profits. Additionally, if the FDA’s approval of Aquavan limits or prohibits our ability to market the administration of the product without an anesthesiologist, a nurse anesthetist or similar medical professional, we may not achieve our financial goals.

Our ability to achieve strong revenue growth for Gliadel and Aquavan may depend to a large extent on the results of additional clinical trials that we may conduct.

We may conduct additional clinical trials with Gliadel to provide physicians with added clinical data and/or to expand Gliadel’s labeled indications. There is no assurance that such clinical trials, if any, will be successful, or if successful, will persuade physicians to use the product with more frequency or convince the FDA that an additional indication is warranted. Also, if one or more additional clinical trials are not successful, sales of the product in its current markets could be adversely affected and could significantly adversely affect our ability to achieve our financial goals.

Additionally, our ability to increase the size of the potential market for Aquavan will depend upon our success in obtaining approval for the product in a variety of procedural sedation settings. We will likely need to conduct additional clinical trials beyond those we already have announced to do so, and such trials may not be successful or may not, in the determination of the FDA, warrant an indication for Aquavan larger than the one we are currently attempting to obtain. In such cases, sales of Aquavan may never meet our expectations and we would not be able to achieve our financial goals.

European regulatory agencies may impose restrictions on our ability to import Gliadel to the European Union.

We have been informed by the European regulatory agency responsible for overseeing the testing and release of Gliadel in the European Union that we may have to test each sublot of Gliadel that we ship to the European Union. Each time a lot is tested it results in the destruction of a portion of the lot and the testing is costly. This requirement would make it commercially unfeasible to ship small sublots of Gliadel labeled for smaller European markets. If we are not able to agree with the regulatory agency to an alternative method of testing and releasing sublots of Gliadel, we may not be able to continue to ship Gliadel to our distributors for smaller European markets. As a result, our Gliadel revenue would be negatively affected.

The development and commercialization rights to GPI 1485, a product candidate acquired from Guilford, were licensed to Symphony Neuro Development Company (or “SNDC”) and we will not receive any future royalties or revenues with respect to this intellectual property unless we exercise an option to acquire SNDC in the future. Exercising this option will require significant financial resources and we may not have sufficient clinical data in order to determine whether we should exercise this option.

In June 2004, SNDC licensed from Guilford the rights to GPI 1485 in the United States in exchange for SNDC’s investment of up to $40.0 million to advance GPI 1485 through clinical development in four indications: Parkinson’s disease, peripheral nerve injury, including post-prostatectomy erectile dysfunction, HIV neuropathy and HIV dementia. We expect that the $40.0 million clinical development budget will be fully expended by the end of 2006. In connection with this license, we obtained an option to acquire all of the equity of SNDC. We may, at our discretion, exercise this option at any time prior to the earlier of March 31, 2007 or the 90th day after the date that SNDC provides us with financial statements showing cash and cash equivalents of less than $2.0 million. The option exercise price started at $75.1 million in April 2005 and increases incrementally to $119.8 million in January 2007, and may be paid in cash or in our common stock, at our sole discretion, provided that our common stock may not constitute more than 50% of the consideration tendered for payment.

If we elect to exercise the purchase option, we will be required to make a substantial cash payment or to issue a substantial number of shares of our common stock, or enter into a financing arrangement or license arrangement with one or more third parties, or some combination of these. A payment in cash would reduce our capital resources. A payment in shares of our common stock could result in dilution to our shareholders at that time. Other financing or licensing alternatives may be expensive or impossible to obtain. The exercise of the purchase option will likely require us to record a significant charge to earnings and may adversely impact future operating results. If we do not exercise the purchase option prior to its expiration, our rights in and to SNDC with respect to the GPI 1485 programs will terminate. Exercising the purchase option may impact our ability to fund other operations, and if we determine we do not have the financial resources to do so, we will lose these rights. Additionally, we may not have sufficient clinical data in order to determine whether we should exercise this option.

We depend on a single supplier to provide us with the finished drug product for Aloxi injection and a single supplier to provide us with the active ingredient for the production of Salagen Tablets. If either supplier terminates its relationship with us, or is unable to fill our demand for the ingredients or products, we may be unable to sell those products.

We rely on Helsinn Birex Pharmaceuticals Ltd. as our sole and exclusive supplier of Aloxi injection finished drug product. Helsinn Birex Pharmaceuticals Ltd. may make regulatory provision for alternate sites for the manufacture of Aloxi injection. However, if our relationship with Helsinn Birex Pharmaceuticals Ltd. terminates, we will be unable to continue to offer Aloxi injection for commercial sale.

In addition, we rely on Merck KGaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active ingredient in Salagen Tablets. The refined raw material for Salagen Tablets is a semi-synthetic salt of an extract from plants grown and processed exclusively on Merck’s plantations in South America. To our knowledge, there is currently no other producer of oral-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. If our relationship with Helsinn Birex Pharmaceuticals Ltd. or Merck KGaA terminates, or Helsinn Birex Pharmaceuticals Ltd. or Merck KGaA is unable to meet our needs for any reason, we will need to find an alternative source of the active ingredients and products supplied by those companies. If we are unable to identify an alternative source, we may be unable to continue offering Aloxi injection or Salagen Tablets for commercial sale. Even if we were able to procure adequate supplies of Aloxi injection finished drug product or pilocarpine hydrochloride from an alternative source, any disruption in supply could have a material adverse effect on our ability to meet customer demand for Aloxi injection or Salagen Tablets for commercial sale, which would cause our product revenues to decrease and our stock price to decline.

We depend on a single supplier to provide us with the finished drug product for Dacogen injection and single suppliers to provide us with the active ingredients for other product candidates. If a sole or exclusive supplier of finished drug product for our product candidates terminates its relationship with us, or is unable to meet our demand, the development of our product candidates could be delayed or if a product candidate is approved, the commercial launch could be delayed.

We rely on Pharmachemie BV as our sole supplier of the Dacogen injection finished drug product. In addition, we rely on other sole or exclusive suppliers for other product candidates’ finished drug products. If our relationship with Pharmachemie BV or another sole or exclusive supplier terminates or if the supplier is unable to meet our needs for any reason, we will need to find an alternative source of the products supplied by those companies. If we are unable to identify an alternative source, we may have to suspend development of our product candidates or delay commercial launch of an approved product candidate. Even if we were able to procure drug product from an alternative source, any disruption in supply could have a material adverse effect on our ability to meet our development goals or our ability to provide the commercial supply of an approved product candidate, which would cause our future product revenues to decrease and our stock price to decline.

Our customer base is highly concentrated. Bankruptcy of any of our customers would adversely affect our financial condition and fluctuations in their purchases of our products would cause volatility in our results of operations.

Our principal customers, specialty distributors and wholesalers, comprise a significant part of the distribution network for oncology injectables and pharmaceutical products in the United States. If any of these customers becomes insolvent or disputes payment of the amount it owes us, it would adversely affect our results of operations and financial condition. Further, fluctuations in customer buying patterns and their amount of inventory of our products could cause volatility in our results of operations and materially, adversely impact our results of operations.

The timing of customer purchases and the resulting product shipments have a significant impact on the amount of revenue from product sales that the Company recognizes in a particular period.

The majority of our sales are made to independent pharmaceutical wholesalers, including specialty oncology distributors, which, in turn, resell the product to an end user (normally a clinic, hospital, alternative healthcare facility or an independent pharmacy). Inventory in the distribution channel consists of inventory held by independent pharmaceutical wholesalers, who are the Company’s principal customers. Our revenue from product sales in a particular period is impacted by increases or decreases in the distribution channel inventory levels. If distribution channel inventory levels increase materially, we could experience reduced sales revenue in subsequent periods due to low patient demand.

We cannot significantly control or influence the purchasing patterns of independent pharmaceutical wholesalers or end users. These are highly sophisticated customers that purchase our products in a manner consistent with their industry practices and, presumably based upon their projected demand levels. From time to time, we offer sales incentives in the ordinary course of business. These incentives may impact the level of inventory held by wholesalers. Additionally, the buying practices of the wholesalers include occasional speculative purchases of product in excess of the current market demand, at their discretion, in anticipation of future price increases. Purchases by any given customer, during any given period, may be above or below actual patient demand of any of our products during the same period, resulting in fluctuations in product inventory in the distribution channel. If distribution channel inventory levels substantially exceed end user demand, we could experience reduced revenue from sales in subsequent periods due to a reduction in end user demand.

If the third-party manufacturer of Aloxi injection or Salagen Tablets or any of our other products ceases operations or fails to comply with applicable manufacturing regulations, we may not be able to meet customer demand in a timely manner, if at all.

We rely on Helsinn Birex Pharmaceuticals Ltd. for the production of Aloxi injection, Patheon Inc. for the production of Salagen Tablets, and other third-party manufacturers for our other products, other than Gliadel, which we manufacture ourselves. We expect to continue to rely on others to manufacture future products, including products currently in development. Our dependence on third parties for the manufacture of our products may adversely affect our ability to develop and deliver such products.

The manufacture of our products is, and will be, subject to current “good manufacturing practices” regulations enforced by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that the manufacturers of our products, including the current manufacturers of Aloxi injection and Salagen Tablets, will not comply with all applicable regulatory standards, and may not be able to manufacture Aloxi injection, Salagen Tablets, or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Even after approval is obtained, the FDA may withdraw approval if previously unknown problems are discovered. Further, if we, our corporate collaborators or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory or manufacturing process, the FDA may impose sanctions, including:

•	marketing or manufacturing delays;

•	warning letters;

•	fines;

•	product recalls or seizures;

•	injunctions;

•	refusal of the FDA to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; or

•	criminal prosecutions.

Our business strategy depends on our ability to identify, acquire, license and develop product candidates and identify, acquire or license approved products.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we are unsuccessful in our acquisition strategy, our stock price could decline. If we fail to discover, obtain, develop and successfully commercialize additional products, we may not achieve expectations of our future performance and our stock price could decline. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

We may not realize all of the anticipated benefits of our recent and future acquisitions.

Any acquisition strategy is subject to inherent risk and we cannot guarantee that we will be able to complete any acquisition, including the ability to identify potential partners, successfully negotiate economically beneficial terms, successfully integrate such business, retain its key employees and achieve the anticipated revenue, cost benefits or synergies.

We review the records of companies we plan to acquire, however, even an in-depth review of records may not reveal existing or potential problems or permit us to become familiar enough with a business to assess fully its capabilities and deficiencies. As a result, we may assume unanticipated liabilities, or an acquisition may not perform as well as expected. We also face the risk that the returns on acquisitions will not support the expenditures or indebtedness incurred to acquire such businesses, or the capital expenditures needed to develop such businesses.

On October 3, 2005, we closed the acquisition of Guilford Pharmaceuticals Inc. During the third quarter of 2004, we acquired Zycos, Inc. and Aesgen, Inc. We may acquire other companies in the future as a part of our business strategy.

The integration of independent companies is a complex, costly and time-consuming process. The difficulties of combining the operations of the companies include, among others:

•	Retaining key employees and collaborators;

•	Coordinating research and development activities;

•	Consolidating corporate and administrative functions;

•	Minimizing the diversion of management’s attention from ongoing business concerns; and

•	Coordinating geographically separate organizations.

In addition, even if we are able to successfully integrate the companies we acquire, the integrations may not result in the realization of the full benefits of development and growth opportunities that we currently expect or that these benefits will be achieved within the anticipated time frame. In an acquisition, some customers may seek alternative sources of product after the announcement of the merger or after the merger due to, among other reasons, a desire not to do business with the combined company or perceived concerns that the combined company may not continue to support and develop certain products. After an acquisition, a combined company could also experience some customer attrition or disputes by reason of the acquisition. Our failure to achieve expected benefits from an acquisition or to minimize the impact of any negative effect could have a material adverse effect on our results of operations.

We may need to obtain additional capital to grow our business and complete our product portfolio development and expansion plans. Issuance of new securities may dilute the interests of our shareholders and constrain our operating flexibility.

We may need to raise additional funds for various reasons including the following:

•	to expand our portfolio of marketed products and product candidates;

•	to develop products we have acquired or licensed;

•	to commercialize our product candidates, including research and clinical trial expenses;

•	to obtain necessary working capital; and

•	to fund operating losses.

Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs. We may seek additional funding through public and private financing, including equity and debt financing or enter into collaborative arrangements. Any sale of additional convertible debt securities or equity securities may result in additional dilution to our shareholders and any debt financing may require us to pledge our assets and enter into restrictive covenants. Entry into collaborative arrangements may require us to give up rights to some of our products or to some potential markets or to enter into licensing arrangements on unfavorable terms.

If we are unable to maintain relationships with strategic collaborators or enter into new relationships, we may not be able to develop any of our product candidates or commercialize our products in a timely manner, if at all.

Our continued success will depend in large part upon the efforts of third parties. For the research, development, manufacture and commercialization of our products, we currently have, and will likely continue to enter into, various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot be certain of the actions these parties will take, and there is a risk that:

•	we will be unable to negotiate acceptable collaborative arrangements to develop or commercialize our products;

•	any arrangements with third-parties will not be successful;

•	strategic collaborators will not fulfill their obligations to us under any arrangements entered into with them;

•	strategic collaborators, including Helsinn Healthcare SA, will terminate their relationship with us; or

•	current or potential collaborators will pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products.

Our strategic collaborators include public research institutions, research organizations, teaching and research hospitals, community-based clinics, testing laboratories, contract product formulation organizations, contract packaging and distribution companies, manufacturers, suppliers and license collaborators. We consider our arrangements with Helsinn Healthcare SA, Patheon Inc., Merck KGaA, and SuperGen, Inc. to be significant. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the products or product candidates or the research program covered by the agreement and we may need to devote additional funds or other resources to these activities. If we are unable to enter into new or alternative arrangements to continue research and development activities, or are unable to continue these activities on our own, we may have to terminate the development program. As a consequence, we may experience a loss of future commercial product potential and a decline in our stock price.

We have licensed the right to promote, sell and distribute Aloxi products in the United States and Canada from Helsinn Healthcare SA. We are particularly dependent on Helsinn for our ability to commercialize Aloxi products.

We have entered a license agreement with Helsinn Healthcare SA under which we have acquired a license to sell and distribute Aloxi products in the United States and Canada through December 31, 2015. Furthermore, under the terms of our license, we are required to purchase all of our Aloxi products from Helsinn Birex Pharmaceutical, Ltd. The license agreement may be terminated for specified reasons, including if the other party is in substantial or persistent breach of the agreement, if we have experienced a change of control and the acquiring entity has competing products or our marketing and sales related commitments to the licensor are not maintained by the acquiring entity, or if either party has declared bankruptcy. Although we are not currently in breach of the license, and we believe that Helsinn Healthcare SA is not currently in breach of the license, there is a risk that either party could breach the license in the future. In addition, if we were to breach the supply agreement with Helsinn Birex Pharmaceutical Ltd. contemplated by the license, Helsinn Healthcare SA would be permitted to terminate the license.

If the license agreement were terminated, we would lose all of our rights to sell and distribute Aloxi products, as well as all of the related intellectual property and all regulatory approvals. In addition, Helsinn Healthcare SA holds the rights to palonosetron (the active ingredient in Aloxi products) through an agreement with Syntex (U.S.A.) Inc. and F. Hoffmann-La Roche AG. We cannot be certain of the actions that these parties will take, and there is a risk that these third parties will end their relationship with us, which would leave us without rights to the pharmaceutical preparations, products and know-how required to produce Aloxi products. As a consequence of such a termination, we would lose all of our rights to sell and distribute Aloxi products, which would harm our business and could cause our stock price to decline significantly.

We rely on multinational and foreign pharmaceutical companies to develop and commercialize our products and product candidates in markets outside the United States.

With respect to products in which we own rights outside the United States, we have entered into alliances with various multinational and foreign pharmaceutical companies related to the development and commercialization of our products and product candidates in markets outside the United States. Our continued relationships with strategic collaborators are dependent in part on the successful achievement of development milestones. If we or our collaborators do not achieve these milestones, or we are unable to enter into agreements with our collaborators to modify their terms, these agreements could terminate, which could cause a loss of licensing revenue, a loss of future commercial product potential and a decline in our stock price.

We recognize licensing revenue from our strategic collaborators as a portion of our total revenue. Future licensing revenues from these collaborators will likely fluctuate from quarter-to-quarter and year-to-year depending on:

•	the achievement of milestones by us or our collaborators;

•	the amount of product sales and royalty-generating activities;

•	the timing of initiating additional licensing relationships; and

•	our continuing obligation related to license payments.

If we fail to compete successfully with our competitors, our product revenues could decrease and our stock price could decline.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, Aloxi injection competes with three other products from the 5-HT3 receptor antagonist class of compounds, as well as products from other chemical classes that are also used for the prevention of chemotherapy-induced nausea and vomiting. These products are marketed by GlaxoSmithKline, Roche, Sanofi-Aventis, Merck and other large multinational competitors. If Aloxi injection does not compete successfully with existing products on the market, our stock price could decline significantly. Gliadel currently competes as a treatment of malignant glioma with traditional systemic chemotherapy, radioactive seeds, radiation catheters, TEMODAR® Capsules, a chemotherapy product manufactured by Schering Corporation, and other experimental protocols. Additionally, MedImmune, Inc., Daichi Pharmaceutical, and three U.S. generic manufacturers have drugs that are approved for sale and compete in the same markets as Salagen Tablets.

Other pharmaceutical companies are developing products, which, if approved by the FDA, will compete directly with our products. Our competitors could also develop and introduce generic drugs comparable to our products, or drugs or other therapies that address the underlying causes of the symptoms that our products treat. If a product developed by a competitor is more effective than our product, or priced lower than our product, our product revenue could decrease and our stock price could decline.

We are dependent on our key personnel. If we are not able to attract and retain key employees and consultants, our product development, marketing and commercialization plans could be harmed.

We are highly dependent on the members of our scientific, commercial and management staff. If we are not able to retain any of these persons, our product development, marketing and commercialization plans may suffer and our stock price could decline. None of our executive officers has an employment agreement with us. If we are unable to retain our scientific, commercial and management staff, we will need to hire additional qualified personnel for us to pursue our product acquisition, development, marketing and commercialization plans.

We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our product acquisition, development, marketing and commercialization plans will suffer and our stock price could decline.

If we are unable to keep up with rapid technological changes in the pharmaceutical or biotechnology industries, we may be unable to continue our operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. If other companies achieve technological advances with their products or obtain FDA approval before we are able to obtain such approval, our products may become obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which could result in the termination of the development in one or more of our product candidates, or in the decline in sales of one of our approved products, which could cause our stock price to decline.

We may not be successful in our attempts to minimize our ongoing expenses related to Aggrastat, which we obtained when we acquired Guilford, or to implement an exit strategy from this product.

Guilford’s attempts to minimize ongoing expenses related to Aggrastat and to devise and implement an exit strategy from the product were not successful prior to our acquisition of Guilford. We have the same goal, the success of which is contingent upon a number of factors, including our ability to appropriately manage the process of reducing product development expenses, finding and engaging qualified purchasers, licensees or partners for the product and minimizing the time that it takes us to do so. Our success, if any, will also depend on the consideration that we are able to receive for Aggrastat. If we do not find and engage qualified purchasers, licensees or partners who are willing to provide the consideration that we determine is reasonable or appropriate, or if it takes a significantly longer amount of time and resources than we presently anticipate to accomplish these objectives, we may not be able to minimize our ongoing expenses related to Aggrastat or be able to implement an exit strategy from the product.

As of September 30, 2005, the contractual commitments of Guilford related to Aggrastat included an agreement with Baxter Healthcare Corporation for the supply of 250 ml and 100 ml bags of Aggrastat through July 2009, which commits us to purchase approximately $6.1 million of such bags, and $1.2 million of such purchase commitment remains outstanding for the remainder of 2005. Additionally, we have assumed funding commitments and agreements related to the advancement of research and development activities, all of which are assignable with the mutual consent of the parties. If we elected to terminate these commitments and agreements, we would be responsible for the costs related to services rendered to date and any irrevocable commitments entered into on our behalf. We currently estimate these costs to be no more than $1.0 million.

Risks Related to Our Industry

If we do not receive regulatory approvals for our product candidates, or if regulatory approval is delayed for any reason, we will be unable to commercialize and sell our products as we expect.

Prior to marketing, each of our product candidates must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The product development and approval process can take many years and require the expenditure of substantial resources. There is risk that the FDA or a foreign regulatory authority will not approve in a timely manner, if at all, any product we develop. Generally, the FDA approves for sale only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development. We may encounter delays or denials in regulatory approvals due to changes in FDA policy during the period of development, or changes in the requirements for regulatory review of each submitted new drug application.

There is also risk that regulatory authorities in the United States and elsewhere may not allow us to conduct planned additional clinical testing of any of our product candidates, including irofulven, Dacogen injection, Saforis oral suspension, ZYC101a, ZYC300, Aquavan injection or Aloxi products, or that, if permitted, this additional clinical testing will not prove that these product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities.

Except for Dacogen injection, Aquavan injection, Saforis oral suspension, ZYC101 and our products already approved, none of our product candidates are currently being tested in phase 3 or registration clinical trials. We cannot apply for a regulatory approval to market a product candidate until we successfully complete phase 3 or registration clinical trials for that product.

If we are unable to obtain intellectual property protection, or protect our proprietary technology, we may be unable to compete effectively.

The FDA awarded us orphan drug status for Salagen Tablets in 1994 as a treatment for the symptoms of xerostomia, or severe dry mouth, induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjögren’s syndrome. An orphan drug designation entitles us to marketing exclusivity of the protected drug for the stated condition for a period of seven years. Our orphan drug protection for

Salagen Tablets expired in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and expired in February 2005 for the Sjögren’s syndrome indication. Beginning in November 2004, generic 5 milligram pilocarpine hydrochloride tablets entered the United States markets where Salagen Tablets compete and we have suspended direct promotion of Salagen Tablets. If the introduction of these competing products adheres to the classic pattern of initial generic competition in a pharmaceutical product class, we would expect Salagen Tablets sales to continue to decline significantly from our 2004 sales of $29.3 million in the United States. Salagen Tablets net sales revenue was $8.7 million and $21.5 million for the first nine months of 2005 and 2004, respectively.

We hold an exclusive license in the United States and Canada on patents covering Aloxi injection. In addition, we hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights, including irofulven. The license applicable to these technologies is subject to certain statutory rights held by the U.S. government. Even though we have licensed these patents, we may not have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes. In addition, we licensed rights to patents and patent applications covering MG98. Protection of these rights and creation of additional rights involve joint responsibilities between us and the respective license party. We have recently acquired rights to patents and patent applications covering technologies that were owned by or licensed to Zycos, Inc., and Aesgen, Inc., and those rights that were licensed from third parties were assigned to us in those transactions. We have also recently obtained a worldwide, exclusive license of certain rights to patents and patent applications covering technologies that are owned by SuperGen, Inc., or licensed to SuperGen, Inc., from third parties.

In our acquisition of Guilford, we obtained an exclusive license to intellectual property, including patents, patent applications and know-how, related to Gliadel, which requires us to pay a royalty to the Massachusetts Institute of Technology on revenue from Gliadel. Our U.S. patent protection for Gliadel expires in August 2006. In addition, in February 2003, the FDA awarded orphan drug status for Gliadel for seven years for the treatment of patients with malignant glioma undergoing primary surgical resection. Accordingly, following the expiration of U.S. patent protection, we now have approximately four additional years of market exclusivity for Gliadel for initial surgical resection. However, there can be no assurance that others will not enter the market with a generic copy of Gliadel for recurrent surgical resection. The availability of such a generic copy could negatively impact our revenues from Gliadel for initial surgical resection after August 2006.

Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

In the event that our technologies or methods used in the course of developing or selling our products infringe the patents or violate other proprietary rights of third parties, we and our strategic collaborators may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborators, employees and consultants. There is a risk that:

•	these confidentiality agreements will be breached;

•	we will not have adequate remedies for any breach of these agreements;

•	our trade secrets will otherwise become known; or

•	our trade secrets will be independently discovered and used by competitors.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to cease using the technology or to seek licenses that may not be available from third parties on commercially favorable terms, if at all, or to cease manufacturing and selling our products. This could cause us to terminate the development of one or more of our product candidates, to discontinue marketing an existing product, or to pay royalties to a third party. Any of these events could result in a decline in the price of our stock.

If the use of one of our products is alleged to be harmful, we may be subject to costly and damaging product liability claims.

We face exposure to product liability claims in the event that the use of any of our products is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $30 million per occurrence and in the aggregate for the year for MGI PHARMA legacy products, product candidates and clinical trials and $10 million per occurrence and in the aggregate for the year for Guilford legacy products, product candidates and clinical trials. There is a risk that our insurance will not be sufficient to cover claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us could cause us to incur a significant expense to pay such a claim, could adversely affect our product development and could cause a decline in our product revenue and the price of our stock.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could cause us to incur a significant expense to defend such a claim, could adversely affect our product development and could cause a decline in our product revenue and the price of our stock.

We could become the subject of legal proceedings or investigations that could result in substantial fines, penalties, injunctive or administrative penalties and criminal charges, which would increase our expenses and redirect management’s attention away from business operations.

Our business operations are subject to a wide range of laws and regulations. Other pharmaceutical companies have been the subjects of legal proceedings or investigations related to pricing, marketing, promotional and clinical trial practices. If we become the subject of legal proceedings or investigations, our expenses would increase and commercialization of our products could be adversely affected. Further, management’s attention would be diverted from our business operations.

If we issue a product recall, we may not sell as much of our products in the future and we may incur significant expenses.

The FDA or other government agencies having regulatory authority over product sales may request product recalls or we may independently issue product recalls. These product recalls may occur due to manufacturing issues, safety concerns or other reasons. We do not carry any insurance to cover the risk of a product recall. Any product recall could have a material adverse effect on our product revenue and could cause the price of our stock to decline.

If we or patients using our products are unable to obtain adequate reimbursement from government health administration authorities, private health insurers and other organizations, our product sales, net income, cash balances and price of our stock could decline.

Our ability to commercialize our products successfully will depend in part on the extent to which private health insurers, organizations such as HMOs and governmental authorities reimburse the cost of our products and related treatments. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to operate profitably.

There is uncertainty about the reimbursement status of healthcare products. Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products to providers from third-party payors, such as government entities, private health insurers and managed care organizations. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations and third-party payors are increasingly challenging the pricing of medical products and services.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 together with rulemaking by the Centers for Medicare and Medicaid Services require a number of changes in Medicare practices, including reimbursement. The changes made to date are not expected to have an adverse affect on our operations, sales or the price of our stock, but we cannot predict the impact, if any, of future provider reimbursement changes.

Salagen Tablets and Aloxi injection generally have been eligible for reimbursement to providers from third-party payors and we have applied for, or in certain cases already received confirmation of, reimbursement eligibility for providers for Aloxi injection. Third-party reimbursement is important to the commercialization of our products. If government entities and other third-party payors do not provide adequate reimbursement levels to providers for our products, our product and license revenues would be materially and adversely affected and our stock price could decline.

In recent years, various parties have proposed a number of legislative and regulatory proposals aimed at changing national healthcare systems. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. These proposals, if enacted, could have a material adverse effect on our product and license revenues and could cause our stock price to decline. In certain countries, regulatory authorities must also approve the sales price of a product after they grant marketing approval. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our operations, and the operations of our third-party contractors, involve hazardous materials that could expose us to liability if environmental damage occurs.

Our research, development and manufacturing operations and the operations of our third-party contractors involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. If we do not comply with environmental regulations, we may face significant fines or penalties. In the event of an accident or environmental discharge, third parties or governmental entities may hold us liable for any resulting damages, which, along with fines and penalties, may exceed our financial resources and may have a material adverse effect on our ability to fund our operations.

Risks Related to Our Common Stock

Our stock price is volatile, which may result in significant losses to shareholders.

The price of our common stock historically has been volatile. There has been significant volatility in the market prices of pharmaceutical and biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock, and some of these factors are beyond our control. These factors include:

•	fluctuations in our operating results;

•	announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

•	published reports by securities analysts;

•	positive or negative progress with our clinical trials;

•	governmental regulation, including healthcare reimbursement policies;

•	developments in patent or other proprietary rights;

•	developments in our relationship with collaborators and suppliers, and announcements of new strategic collaborations;

•	public concern as to the safety and efficacy of our products; and

•	general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Our stock price ranged from $2.92 to $34.49 per share during the three-year period ended September 30, 2005. Broad market fluctuations may also adversely affect the market price of our common stock.

In the past, following large falls in the price of a company’s shares, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could harm our business. Any adverse determination in litigation could subject us to significant liabilities.

We have outstanding options, convertible notes and warrants that have the potential to dilute shareholder value and cause our stock value to decline.

We routinely grant stock options to our employees and other individuals. At September 30, 2005, we had options outstanding at option prices ranging from $1.81 to $33.22 for 9.8 million shares of our common stock that have been registered for resale. We have also issued convertible debt that is convertible into 8.3 million shares of common stock at an initial conversion price of $31.46 per share of common stock. Conversion of our convertible debt is contingent on a number of factors that have not yet been satisfied. Additionally, in our acquisition of Guilford, we assumed warrants to purchase 319,206 of our shares at a weighted average exercise price (net of cash we would be required to pay on exercise) of $61.21. Consequently, we are not able to estimate when, if ever, our convertible debt will be converted into common stock, but any such conversion would almost certainly dilute shareholder value.

If some or all of such shares are sold into the public market over a short time period, the value of our stock is likely to decline, as the market may not be able to absorb those shares at the prevailing market prices. Such sales may also make it more difficult for us to sell equity securities in the future on terms that we deem acceptable.

Our charter documents, our shareholder rights plan and Minnesota law contain provisions that could delay or prevent an acquisition of our company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include :

•	advance notice requirements for shareholder proposals and nominations; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or poison pill, which enables our board of directors to issue preferred stock purchase rights that would be triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

SELLING SHAREHOLDERS

We have agreed to register 271,506 shares of our common stock owned by the selling shareholders. The shares are issuable upon the exercise by the selling shareholders of outstanding warrants to purchase our common stock. These warrants were originally issued by Guilford and assumed by MGI pursuant to MGI’s acquisition of Guilford on October 3, 2005. The shares issuable to the selling shareholders are being registered to permit public secondary trading of these shares, and the selling shareholders may offer these shares for resale from time to time. Except for the ownership of the warrants, and any other ownership of our securities, the selling shareholders have not had any material relationship with us within the past three years. See “Plan of Distribution.”

The following table presents certain information regarding the selling shareholders’ beneficial ownership of our common stock as well as the number of shares of our common stock they may sell pursuant to this prospectus. The information is based on information provided by or on behalf of the selling shareholders to us in selling shareholder questionnaires and is as of the date specified by the holders in their questionnaires. The selling shareholders may offer all, some or none of the common stock held by them. Because the selling shareholders may offer all or some portion of the common stock, no estimate can be given as to the amount of the common stock that will be held by the selling shareholders upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the shares covered by this prospectus will be held by the selling shareholders.

Name	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Maximum Number of Shares that may be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After the Offering(1)
Caduceus Capital II, L.P.(2)	4,964	4,964	0
Caduceus Capital Master Fund Limited(2)	10,258	10,258	0
Deerfield Partners, L.P.(3)	5,463	5,463	0
Deerfield International Limited(4)	5,042	5,042	0
Domain Public Equity Partners, L.P.(5)	30,403	3,891	26,512
HFR SHC Aggressive Master Trust(2)	552	552	0
Knightsbridge Integrated Holdings II Limited(2)	720	720	0
Knightsbridge Integrated Holdings IV Post Venture, LP(2)	623	623	0
Knightsbridge Integrated Holdings V, LP(2)	949	949	0
Knightsbridge Netherlands I, LP(2)	431	431	0
Knightsbridge Netherlands II, LP(2)	351	351	0
Knightsbridge Netherlands III LP(2)	139	139	0
Knightsbridge Post Venture III LP(2)	634	634	0
Knightsbridge Post Venture IV L.P.(2)	1,044	1,044	0
Knightsbridge Venture Capital III LP(2)	162	162	0
Knightsbridge Venture Capital IV L.P.(2)	181	181	0
Mainfield Enterprises Inc.(6)	25,677	25,677	0
Merlin BioMed Long Term Appreciation Fund(7)	19,976	398	19,578
Merlin BioMed Offshore Fund(7)	31,967	1,545	30,422
Merlin Nexus I, LP (formerly known as Merlin BioMed Private Equity Fund)(8)	16,876	5,846	11,030
Quogue Capital LLC(9)	779	779	0
Ritchie Long/Short Trading, Ltd.(10)	85,861	85,861	0
RRD International, LLC(11)	2,481	2,481	0
Sigma Capital Associates, LLC(12)	1,946	1,946	0
Smithfield Fiduciary LLC(13)	30,573	30,573	0
Symphony Capital LLC(14)	2,481	2,481	0
Symphony Capital Partners, L.P.(15)	67,415	67,415	0
Symphony Strategic Partners, LLC(16)	3,477	3,477	0
UBS O’Connor LLC FBO O’Connor Global Convertible Arbitrage Master Limited(17)	1,866	1,866	0
UBS O’Connor LLC FBO O’Connor PIPES Corporate Strategies Master Limited(17)	5,757	5,757	0

TOTAL	359,048	271,506	87,542

(1)	Assumes the sale of all of the shares offered by this prospectus. None of the selling shareholders will own one percent or more of our common stock after the offering.

(2)	OrbiMed Advisors LLC, a registered investment advisor, holds shares on behalf of Caduceus Capital II, L.P., Caduceus Capital Master Fund Limited, HFR SHC Aggressive Master Trust, Knightsbridge Integrated Holdings II, Limited, Knightsbridge Integrated Holdings IV Post Venture, LP, Knightsbridge Integrated Holdings V, LP, Knightsbridge Netherlands I, LP, Knightsbridge Netherlands II, LP, Knightsbridge Netherlands III LP, Knightsbridge Post Venture III LP, Knightsbridge Post Venture IV L.P., Knightsbridge Venture Capital III LP and Knightsbridge Venture Capital IV L.P.

(3)	Deerfield Capital, L.P. is the investment advisor to Deerfield Partners, L.P. and exercises voting and investment power with respect to the securities held by Deerfield Partners, L.P. Snider Capital is the general partner of Deerfield Capital, L.P. and Arnold H. Snider is the President of Snider Capital.

(4)	Deerfield Management Company is the investment advisor to Deerfield International Limited and exercises voting and investment power with respect to the securities held by Deerfield International Limited. Snider Management is the general partner of Deerfield Management Company, and Arnold H. Snider is the President of Snider Management.

(5)	Nicole Vitullo and Domain Associates, LLC are the managing members of Domain Public Equity Associates, LLC, the sole general partner of Domain Public Equity Partners, L.P.

(6)	Pursuant to an investment management agreement, Avi Vigder has voting and dispositive control over the shares held by Mainfield Enterprises Inc. Avi Vigder disclaims beneficial ownership of said shares.

(7)	Stuart Weisbrod is the Managing Member of Merlin Biomed Group, General Partner to the funds.

(8)	Dominique Semon is the Managing Member of Merlin Private Equity LLC, General Partner to the fund.

(9)	Wayne Rothbaum, as Managing Member of Quogue Capital LLC, has voting and dispositive control over the shares held by Quogue Capital LLC.

(10)	Each of Ritchie Capital Management, Ltd., as Investment Manager, and Ritchie Capital Management, L.L.C., as Subadvisor, has voting power and investment control over these securities. A.R. Thane Ritchie controls Ritchie Capital Management, Ltd. and Ritchie Capital Management, L.L.C. Each of Ritchie Capital Management, Ltd., Ritchie Capital Management, L.L.C. and Mr. Ritchie disclaims beneficial ownership of the securities held by Ritchie Long/Short Trading, Ltd.

(11)	RRD International, LLC is a non-reporting limited liability company not listed on any stock exchange. RRD International, LLC maintains voting discretion and investment control over these shares.

(12)	Pursuant to investment agreement, Sigma Capital Management, LLC, a Delaware limited liability company (“Sigma Capital Management”) has all investment and voting power with respect to the securities held by Sigma Capital Associates, LLC. Mr. Steven A. Cohen controls Sigma Capital Management. Each of Sigma Capital Management and Mr. Cohen disclaim beneficial ownership of any of the securities held by Sigma Capital Associates, LLC.

(13)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glenn Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glenn Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(14)	Symphony Capital LLC is a non-reporting limited liability company not listed on any stock exchange. Symphony Capital LLC maintains voting discretion and investment control over these shares.

(15)	Symphony Capital Partners, L.P. is controlled by Symphony Capital GP, L.P., its general partner, which is in turn controlled by Symphony GP, LLC, its general Partner. Symphony Capital LLC, as the investment advisor of Symphony Capital Partners, L.P., maintains voting discretion and investment control over these shares.

(16)	Symphony Strategic Partners, LLC is a non-reporting limited liability company not listed on any stock exchange. Symphony Capital LLC, as the investment advisor of Symphony Strategic Partners, LLC, maintains voting discretion and investment control over these shares.

(17)	O’Connor Global Convertible Arbitrage Master Limited and O’Connor PIPES Corporate Strategies Master Limited are funds managed by UBS O’Connor LLC, which is a wholly owned subsidiary of UBS AG. UBS AG is a publicly held company listed on the New York Stock Exchange. UBS O’Connor LLC is not a registered broker-dealer but is affiliated with UBS AG, a broker dealer.

PLAN OF DISTRIBUTION

We are registering these shares on behalf of the selling shareholders. As used in this prospectus, the term “selling shareholders” includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own account from time to time. We will not receive any proceeds from the sale of the shares. We will bear all fees and expenses in connection with the registration of the shares.

The selling shareholders may offer and sell the shares from time to time, at prices relating to prevailing market prices or at negotiated prices, in one or more of the following methods: ordinary brokers’ transactions, which may include long sales or short sales effected after the effective date of the registration statement of which this prospectus is a part; transactions involving cross or block trades or otherwise on the Nasdaq National Market; purchases by brokers, dealers or underwriters as principals and resale by the purchasers for their own accounts pursuant to this prospectus; to or through market makers or into an existing market for the shares; in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents; through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise); or any combination of the foregoing, or by any other legally available means. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders regarding the sale of their shares, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. There is no assurance that the selling shareholders will sell any or all of the shares that they offer.

The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The selling shareholders may also resell all or a portion of these shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

Upon notification to us by a selling shareholder that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (1) the name of the selling shareholder and of the participating brokers or dealers, (2) the number of shares involved, (3) the price at which such shares were sold, (4) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (5) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (6) other facts material to the transaction. In addition, upon notification to us by a selling shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed if required. We will indemnify the selling shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the agreements obligating us to file the registration statement of which this prospectus forms a part, or the selling shareholders will be entitled to contribution. We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholder specifically for use in this prospectus, in accordance with the related agreements obligating us to file the registration statement of which this prospectus forms a part, or we may be entitled to contribution.

INDEMNIFICATION PROVISIONS

Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall, subject to certain limitations, indemnify officers and directors made or threatened to be made a party to a proceeding by reason of that officer or director’s former or present official capacity with the corporation. As required, we will indemnify that officer or director against judgments, penalties, fines, settlements and reasonable expenses if that person:

•	has not been indemnified by another organization;

•	acted in good faith;

•	has not received an improper personal benefit and Section 302A.255 regarding director conflicts of interests, if applicable, has been satisfied;

•	assuming the case is a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful; and

•	reasonably believed that the conduct was in the best interests of the corporation or, in the case of an officer or director who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Article X of our Second Amended and Restated Articles of Incorporation provides that a director shall not be personally liable to us or our shareholders for monetary damages or for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 302A.559 or 80A.23 of the Minnesota Statutes;

•	for any transaction from which the director derived an improper personal benefit; or

•	for any act or omission occurring prior to the date when Article X became effective.

Article IX of our Restated Bylaws provides for indemnification of our directors and officers to the extent legally permissible under Section 302A.521 of the Minnesota Business Corporation Act, as amended from time to time.

We maintain insurance policies which provide coverage for our officers and directors in certain situations where we cannot directly indemnify such officers or directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling MGI pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not include all of the information contained in the registration statement. For further information about us and our common stock, you should review the registration statement and its exhibits and schedules. You may read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the SEC’s web site at http://www.sec.gov or may be accessed through our web site at http://www.mgipharma.com.

We file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference room listed above and can be obtained over the internet through the SEC’s web site or through our web site.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference information into this prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus.

The documents that we are incorporating by reference are:

•	Our Annual Report on Form 10-K for fiscal year ended December 31, 2004;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005, June 30, 2005 and September 30, 2005;

•	Our Current Reports on Form 8-K filed on February 10, 2005 (except as to Item 2.02 thereof), March 4, 2005, July 21, 2005, July 22, 2005, July 29, 2005, September 2, 2005, September 9, 2005, September 27, 2005, September 28, 2005, October 7, 2005 (as amended on November 7, 2005), October 28, 2005, November 14, 2005 and November 29, 2005; and

•	The description of our common stock and preferred stock purchase rights contained in any Registration Statement on Form 8-A filed by MGI PHARMA, INC. with the SEC and any amendment or report filed for the purpose of updating this description.

We also are incorporating by reference any future filings made by us with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of this offering. The most recent information that we file with the SEC automatically updates and supersedes more dated information.

You can obtain a copy of any documents which are incorporated by reference in this prospectus (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning the Corporate Secretary of MGI PHARMA, INC., 5775 West Old Shakopee Road, Suite 100, Bloomington, MN 55437, (952) 346-4700.

271,506 Shares

MGI PHARMA, INC.

Common Stock

December 1, 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of expenses payable by MGI, other than underwriting discounts and commissions, in connection with the registration of the common stock offered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$594
Legal Fees and Expenses	15,000
Accounting Fees and Expenses	8,000
Miscellaneous	1,406

TOTAL	$25,000

Item 15.	Indemnification of Directors and Officers

Section 302A.521 of the Minnesota Business Corporation Act provides that a corporation shall, subject to certain limitations, indemnify officers and directors made or threatened to be made a party to a proceeding by reason of that officer or director’s former or present official capacity with the corporation. As required, we will indemnify that officer or director against judgments, penalties, fines, settlements and reasonable expenses if that person:

•	has not been indemnified by another organization;

•	acted in good faith;

•	has not received an improper personal benefit and Section 302A.255 regarding director conflicts of interests, if applicable, has been satisfied;

•	assuming the case is a criminal proceeding, the person had no reasonable cause to believe the conduct was unlawful; and

•	reasonably believed that the conduct was in the best interests of the corporation or, in the case of an officer or director who is or was serving at the request of the corporation as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the corporation.

Article X of our Second Amended and Restated Articles of Incorporation provides that a director shall not be personally liable to us or our shareholders for monetary damages or for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our shareholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 302A.559 or 80A.23 of the Minnesota Statutes;

•	for any transaction from which the director derived an improper personal benefit; or

•	for any act or omission occurring prior to the date when Article X became effective.

Article IX of our Restated Bylaws provides for indemnification of our directors and officers to the extent legally permissible under Section 302A.521 of the Minnesota Business Corporation Act, as amended from time to time.

We maintain insurance policies which provide coverage for our officers and directors in certain situations where we cannot directly indemnify such officers or directors.

Item 16.	Exhibits

Exhibit Number	Description of Exhibit
4.1	Second Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

4.2	Articles of Amendment to the Second Amended and Restated Articles of Incorporation, filed September 2, 2004 (Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

4.3	Restated Bylaws of the Company, as amended to date (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)

4.4	Amendment dated May 10, 2004 to the Restated Bylaws (Incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

4.5	Specimen certificate for shares of Common Stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

4.6	Rights Agreement, dated as of July 14, 1998, between the Company and Norwest Bank, Minnesota, N.A. (including the form of Rights Certificate attached as Exhibit B thereto) (Incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, filed July 15, 1998)

4.7	First Amendment to Rights Agreement, dated March 14, 2000, between the Company and Norwest Bank, Minnesota, N.A. (Incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A/A-1, filed March 20, 2000)

5.1	Opinion of Dorsey & Whitney LLP

23.1	Consent of KPMG LLP

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

Item 17.	Undertakings

(a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)

Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Minnesota, on November 30, 2005.

MGI PHARMA, INC.

By:	/s/ LEON O. MOULDER, JR.
Leon O. Moulder, Jr.
President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leon O. Moulder, Jr. and James C. Hawley and each of them acting individually, as such person’s true and lawful attorneys-in-fact and agents, each with full power of substitution, for such person, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitutes, may do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on November 30, 2005.

Signature	Title

/s/ LEON O. MOULDER, JR. Leon O. Moulder, Jr.	President, Chief Executive Officer and Director (principal executive officer)

/s/ JAMES C. HAWLEY James C. Hawley	Senior Vice President and Chief Financial Officer (principal financial officer)

/s/ RICHARD J. RODGERS Richard J. Rodgers	Controller (principal accounting officer)

/s/ ANDREW J. FERRARA Andrew J. Ferrara	Director

/s/ EDWARD W. MEHRER Edward W. Mehrer	Director

/s/ HUGH E. MILLER Hugh E. Miller	Chairman of the Board

/s/ DEAN J. MITCHELL Dean J. Mitchell	Director

/s/ DAVID B. SHARROCK David B. Sharrock	Director

/s/ WANETA C. TUTTLE, PH.D. Waneta C. Tuttle, Ph.D.	Director

/s/ ARTHUR L. WEAVER, M.D. Arthur L. Weaver, M.D.	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
4.1	Second Amended and Restated Articles of Incorporation (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2002)

4.2	Articles of Amendment to the Second Amended and Restated Articles of Incorporation, filed September 2, 2004 (Incorporated by reference to Exhibit 3.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

4.3	Restated Bylaws of the Company, as amended to date (Incorporated by reference to Exhibit 3.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1998)

4.4	Amendment dated May 10, 2004 to the Restated Bylaws (Incorporated by reference to Exhibit 3.4 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004)

4.5	Specimen certificate for shares of Common Stock of the Company (Incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004)

4.6	Rights Agreement, dated as of July 14, 1998, between the Company and Norwest Bank, Minnesota, N.A. (including the form of Rights Certificate attached as Exhibit B thereto) (Incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A, filed July 15, 1998)

4.7	First Amendment to Rights Agreement, dated March 14, 2000, between the Company and Norwest Bank, Minnesota, N.A. (Incorporated by reference to Exhibit 2 to the Company’s Registration Statement on Form 8-A/A-1, filed March 20, 2000)

5.1	Opinion of Dorsey & Whitney LLP

23.1	Consent of KPMG LLP

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)